September 1, 2010


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Touchstone Strategic Trust
    File Nos. 811-03651 and 333-168093

Dear Mr. Ganley:

This will confirm our telephone conversation on Wednesday August 11, 2010 regarding the N-14 filing made by the Touchstone Strategic Trust ("Registrant") on July 14, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUS/PROXY STATEMENT

Comment

For the following question under the Q&A section, you asked that we emphasize the differences in the Funds and explain the risks of those differences in plain English.

WHAT ARE THE DIFFERENCES BETWEEN THE INVESTMENT OBJECTIVES AND INVESTMENT STRATEGIES OF THE CORE EQUITY FUND AND THE GROWTH OPPORTUNITIES FUND?

Response

The requested change has been made.

Comment

For the following question under the Q&A section, you asked that we emphasize the difference in all of the expenses of each Fund. You asked specfically that we emphasize that the management fee for the Growth Opportunities Fund is larger than that of the Large Cap Core Equity Fund. You also asked that we change the table under this question to reflect all of the expenses of the Funds.

WHAT IS THE DIFFERENCE IN THE EXPENSES BETWEEN THE CORE EQUITY FUND AND THE GROWTH OPPORTUNITIES FUND?

Response

The requested change has been made.

Comment

You asked that we change the following question in the Q&A section to include all tax consequences of the Reorganization. You also asked that we provide information in the answer that explains the tax consequences of securities being sold in conjunction with the Reorganization.

WILL THE REORGANIZATION CREATE A TAXABLE EVENT FOR ME?

Response

After consideration, we have determined that securities will not be sold in connection with the Reorganization and will only be sold in the ordinary course of business. Accordingly, the language has been modified.

Comment

You asked that we add a question in the Q&A section that discusses the sub-advisor and portfolio manager changes.

Response

The requested change has been made.

Comment

You asked that we deliver a statutory prospectus of the Growth Opportunities Fund along with the prospectus/proxy statement when it is mailed.

Response

The requested change has been made.

Comment

Under the section titled "How will the Reorganization affect me?" you asked that we emphasize that the mangement fee and other expenses of the Growth Opportunities Fund are larger than those of the Large Cap Core Equity Fund. You also asked that we emphasize the sub-advisor and portfolio manager change.

Response

The requested change has been made.

Comment

Under the section titled "How do the Funds' investment goals and principal investment strategies compare?" you asked that we note the differences in the size of the market capitalizations of the securities each fund can invest in.

Response

The requested change has been made.

Comment

Under the section titled "How do the Funds' fees and expenses compare?" you asked that we note that the management fee of the Growth Opportunities Fund is higher than that of the Large Cap Core Equity Fund.

Response

The requested change has been made.

Comment

In regards to the fee tables, you asked that all footnotes be combined in the same area.

Response

The requested change has been made.

Comment

In regards to the fee tables, for the deferred sales charge for Class A shares of each Fund, you asked that we remove "None" from the table and put "1.00%." This is in reference to the footnote that states that purchases of $1 million or more do not pay a front-end sales charge, but may pay a contingent deferred sales charge of 1.00% if shares are redeemed within 1 year of their purchase and compensation was paid to an unaffiliated broker-dealer.

Response

We believe that putting 1.00% in the table will be confusing to shareholders considering the unique circumstances of when a 1.00% fee is actually charged. Since the 1.00% is not charged to all shareholders, we believe None or 0.00% is a more appropriate disclosure in the fee table. The footnote is very clear in explaining what circumstances the 1.00% is charged.

Comment

In regards to the portfolio turnover section, you asked that we provide an explanation as to why there is a large difference in the portfolio turnovers of each fund if, historically, the two funds have always had large differences in their turnovers.

Response

We reviewed the historical portfolio turnovers of the Funds and have determined that the large difference between the turnovers of the Funds for fiscal year 2010 was a unique situation. Thus, no explanation is needed in the document.

Comment

In regards to the section titled "Reasons for the Reorganization" you asked that we add the difference in management fees of the two funds as a consideration of the Trustees when approving the merger.

Response

The requested change has been made.

ACCOUNTING COMMENTS

Comment

You referenced the language that stated that securities may be sold prior to the Reorganization and that there may be tax consequences due to the sale. You asked that we reflect in the pro forma schedule of investments those securities that may be sold.

Response

After consideration, we have determined that securities will not be sold in connection with the Reorganization and will only be sold in the ordinary course of business. Accordingly, no changes will be made to the pro forma schedule of investments.

Comment

For the pro forma capitalization table in the prospectus/proxy statement, you asked that we reformat the table so that it is set up horizontally instead of vertically so that it is easier to read. You asked that we add an "Adjustments" column to the table to show the adjustments in the numbers. You also asked that we add a column in the table that reflects the federal and state registration fees that the Growth Opportunities Fund will pay in connection with the merger.

Response

The requested change has been made. After our analysis, we determined that the additonal federal and state registration fees are a small and immaterial amount so it is not included in the table.

Comment

In reference to the pro forma statement of assets and liabilities, you asked that we double check the outstanding shares numbers for the pro forma Growth Opportunities Fund and make sure they are correct.

Response

The requested change has been made.

Comment

In reference to the pro forma schedule of investments, you asked that we add the word "respectively" to the end of the + footnote at the bottom of the schedule.

Response

The requested change has been made.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary